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November 12, 2015

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities,
Sara von Althann, Attorney-Advisor

Re:        The RMR Group Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 2, 2015

CIK No. 0001644378

Dear Mr. Kluck and Ms. von Althann:

As discussed by telephone earlier today, on behalf of The RMR Group Inc. (the “Company”), we are enclosing as Appendix A to this letter revisions to three pages of the registration statement.  The Company will include these revisions in its next amendment to the registration statement.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

November 12, 2015

If you have any questions regarding this matter, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen

Margaret R. Cohen
Skadden, Arps, Slate, Meagher & Flom LLP

cc:                                Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sara von Althann, Attorney-Advisor

United States Securities and Exchange Commission

Matthew P. Jordan, Chief Financial Officer and Treasurer

The RMR Group Inc.

John E. Alessi

Skadden, Arps, Slate, Meagher & Flom LLP

Enclosure

Appendix A to Submission

Letter of The RMR Group Inc.

The diagram below provides additional detail regarding the relative ownership levels of RMR Inc. immediately after the Distribution by the Managed REITs and their shareholders.

[GRAPHIC]

The Up-C Transaction

In early April 2015, our Founders presented a proposal to the respective boards of trustees of the Managed REITs ~~to sell~~for a transaction in which our Founders would convey, in aggregate, approximately 48.4% of their economic interest in RMR LLC to the Managed REITs, ~~for a payment in~~each Managed REIT would amend and extend its management agreements with RMR LLC for 20 year terms and each Managed REIT would make a payment to our Founders of common shares of the Managed ~~REITs~~REIT and cash ~~in a transaction in which, among other things, the management agreements between RMR LLC and each Managed REIT would be simultaneously amended and extended for twenty year terms~~. Our Founders proposed that the amount of ~~cash and Managed REIT common shares paid~~the payment by each Managed REIT ~~in this transaction~~would equal approximately half of the amount of the termination fees then provided for under its management agreements with RMR LLC, with certain annualized adjustments thereto, including for previously announced acquisitions and dispositions.

Because of the relationship of the Managed REITs with our Founders and RMR LLC, the board of trustees of each Managed REIT formed a special committee comprised of its independent trustees and a joint special committee comprised of the independent trustees of the Managed REITs to evaluate and respond to the proposed transaction. The joint special committee was advised by counsel and a financial advisor separate from our Founders and RMR LLC. The special committee of each Managed REIT also engaged a separate financial advisor to assist it in evaluating the proposed transaction.

During the period from early April through June 5, 2015, independent trustee representatives of the joint special committee and its counsel negotiated transaction terms and documentation with our Founders, and the joint special committee and each special committee met to consider the proposed transaction and developing negotiations and to confer with their legal and their respective financial advisors. Following these negotiations, meetings and deliberations, on June 5, 2015, the joint special committee unanimously recommended proceeding with the Up-C Transaction and the special committee of each Managed REIT unanimously approved proceeding with the Up-C Transaction.

The Up-C Transaction was completed on June 5, 2015 pursuant to transaction agreements, or the Transaction Agreements, we, RMR LLC and RMR Trust entered with each Managed REIT. The Up-C Transaction and the Transaction Agreements are summarized below. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the actual Transaction Agreements, other agreements entered into as part of the Up-C Transaction described in this prospectus and our and RMR LLC’s governing documents, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

In anticipation of the Up-C Transaction RMR LLC was reorganized with RMR Trust contributing to RMR LLC certain assets related to RMR LLC’s management and advisory businesses, including RMR Advisors and RMR Intl. The following occurred as part of the Up-C Transaction closing on June 5, 2015:

•                  RMR LLC issued 30,000,000 of its class A membership units to RMR Trust. This was a recapitalization of the then outstanding limited liability company interests of RMR LLC, all of which were owned by RMR Trust.

~~•                  RMR Trust contributed $11.5 million in cash to us, which we contributed to RMR LLC.~~

•                  Each of the Managed REITs contributed their newly issued common shares and cash to us at a $172.8 million combined approximate value as set forth in the following table, which we delivered to RMR Trust.

Contributions by Managed REITs

Managed REIT	Number of common shares of the Managed REITs contributed	Cash contribution	Aggregate contribution amount
GOV	700,000	$3,916,807	$17,753,637
HPT	1,490,000	$12,622,481	$57,817,012
SIR	880,000	$15,879,995	$36,480,531
SNH	2,345,000	$13,966,883	$60,739,080

The aggregate amount of each Managed REIT’s contribution of common shares and cash, as listed in the above table, was based on approximately half of the amount of the termination fees then provided for under the management agreements between it and RMR LLC, with certain annualized adjustments thereto, including for recent acquisitions and dispositions by the Managed REITs. The amount of common shares to be delivered by each Managed REIT was separately agreed between our Founders and the special committee of the Managed REIT and it was agreed that the valuation of the Managed REIT’s common shares ~~was agreed to be~~for such purpose would equal ~~to~~ the volume weighted average trading price for those shares on the NYSE during the 20 business days prior to the Up-C Transaction.

•                  The business and property management agreements between RMR LLC and each of the Managed REITs were amended and extended for 20 year terms. For more information about the amended and restated business and property management agreements, see “Business—Our Management Agreements with the Managed REITs.”

•                  We issued, in aggregate, 15,000,000 Class A Common Shares to the Managed REITs as set forth in the table below.

Class A Common Shares delivered to the Managed REITs

Managed REIT	Number of Class A Common Shares of RMR Inc.
GOV	1,541,201
HPT	5,019,121
SIR	3,166,891
SNH	5,272,787

•                  RMR Trust contributed $11.5 million in cash to us, which we contributed to RMR LLC.

•                  We issued 1,000,000 Class B-1 Common Shares and 15,000,000 Class B-2 Common Shares to RMR Trust. Class A Common Shares and Class B-1 Common Shares share ratably as a single class in dividends and other distributions when and if declared by our Board of Directors and have the same rights on our liquidation. Class A Common Shares have one vote per share. Class B-1 Common Shares have ten votes per share. Our Class B-2 Common Shares have no economic interest in us but have ten votes per share and are paired with the class A membership units of RMR LLC held by RMR Trust, as described below. The Class B-1 Common Shares, Class B-2 Common Shares and class A membership units owned by RMR Trust are subject to certain restrictions on transfer set forth in our governing documents and described below. However, (i) our Class B-1 Common Shares are convertible at the option of the holder at any time 1:1 into our Class A Common Shares and (ii) the class A membership units owned by RMR Trust may be redeemed by RMR Trust at any time for Class A Common Shares on a 1:1 basis, or RMR Inc. may elect to pay cash instead of issuing Class A Common Shares. Under our governing documents, upon the redemption of a class A membership unit, the Class B-2 Common Share “paired” with such unit is cancelled for no additional consideration. For information regarding the terms of these securities, see “Description of Capital Stock—Class A Common Shares,” “Description of Capital Stock—Class B-1 Common Shares,” “Description of Capital Stock—Class B-2 Common Shares” and “—The LLC Operating Agreement.”

•                  RMR Trust delivered to us 15,000,000 class A membership units of RMR LLC and RMR LLC issued to us 1,000,000 of its class B membership units. Class A and class B membership units of RMR LLC share ratably in distributions when and if declared by the managing member of RMR LLC and have the same rights on a liquidation of RMR LLC, and the class B membership units of RMR LLC represent the managing interests of RMR LLC.

~~•                  The business and property management agreements between RMR LLC and each of the Managed REITs were amended and restated. For more information about the amended and restated business and property management agreements, see “Business—Our Management Agreements with the Managed REITs.”~~

•                  We, RMR LLC and RMR Trust entered into the Tax Receivable Agreement. For more information about the Tax Receivable Agreement, see “Business—Tax Receivable Agreement.”

•                  RMR Trust and our Founders entered into lock up and registration rights agreements with each of the Managed REITs in which they agreed not to transfer the shares of the Managed REITs received in the Up-C Transaction for a period of ten years and the Managed REITs granted them certain registration rights, in both cases subject to certain limited exceptions.

As a result of the Up-C Transaction, RMR LLC became our subsidiary, we became the sole managing member of RMR LLC and the Managed REITs acquired direct economic interests in us (and thereby indirect economic interests in RMR LLC) as follows:

Economic Interests

Managed REIT	Direct economic interest in RMR Inc.	Indirect economic interest in RMR LLC
GOV	9.6%	5.0%
HPT	31.4%	16.2%
SIR	19.8%	10.2%
SNH	33.0%	17.0%

After the Up-C Transaction and continuing through the date hereof, RMR Trust owns 1,000,000 of our Class B-1 Common Shares and 15,000,000 of our Class B-2 Common Shares which are paired with the 15,000,000 class A membership units of RMR LLC owned by RMR Trust. As a result of this ownership, RMR Trust owns a combined 51.6% direct and indirect economic interest in RMR LLC and controls 91.4% of the voting power of the outstanding shares of RMR Inc. RMR Trust is owned by our Founders.

As part of the Up-C Transaction, each Managed REIT agreed to distribute to its shareholders approximately half of the Class A Common Shares it received in the Up-C Transaction and we agreed to file the registration statement of which this prospectus is a part to facilitate the Distribution and to seek a listing of our outstanding Class A Common Shares on a national securities exchange. GOV owns 27.9% of SIR’s outstanding common shares, and GOV has determined to retain the 441,056 Class A Common Shares that it will receive from SIR in the Distribution. Accordingly, the number of our Class A Common Shares and the economic interests which will be retained by each of the Managed REITs and distributed to their shareholders will be as follows: